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                                   EXHIBIT 8




                                  TAX OPINION











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                               November 1, 1996





D/W Bankshares, Inc.
401 South Thornton Avenue
Dalton, Georgia 30720

The Colonial BancGroup, Inc.
One Commerce Street
P. O. Box 1108
Montgomery, AL  36104

         Re:  Tax Opinion

Gentlemen:

         We have acted as counsel to The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), in connection with the merger of D/W Bankshares, Inc., a Georgia corporation ("Bankshares"), with and into BancGroup, pursuant to the Agreement and Plan of Merger, dated as of September 12, 1996, (the "Agreement") by and between BancGroup and Bankshares. This opinion is being rendered to you pursuant to paragraph 8.5 of the Agreement.

         In rendering this opinion, we have relied upon the facts, which are not restated herein, but rather, as they have been presented to us in the Agreement, and in a preliminary joint proxy statement-prospectus of Bankshares and BancGroup to be filed with the Securities and Exchange Commission. We have assumed that the merger will be consummated on the Effective Date pursuant to the terms and conditions set forth in the

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November 1, 1996
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Agreement and as described in the preliminary joint proxy statement-prospectus.
We have assumed, with your consent, that the facts presented to us provide an accurate and complete description of the facts and circumstances concerning the proposed transaction. Any changes to the facts, representations, or documents referred to in this opinion may affect the conclusions stated herein.

         In connection with this opinion, we have assumed, with your consent, the following:

         (1) BancGroup does not plan to sell or otherwise dispose of any of the stock of Dalton/Whitfield Bank & Trust (the "Bank"), a wholly owned subsidiary of Bankshares, except that the Bank will be merged into Colonial Bank on or after the merger.

         (2) BancGroup will continue the historic business of Bankshares and the Bank or will use a significant portion of the historic business assets of Bankshares and the Bank in a business.

         (3) Bankshares has no knowledge of any plan or intention on the part of its shareholders to sell or otherwise dispose of the BancGroup common stock to be received by them that would reduce their holdings to a number of shares having, in the aggregate, a fair market value of less than fifty percent of the total fair market value of Bankshares common stock outstanding immediately before the merger.

         (4) As a result of the merger, each share of the issued and outstanding Bankshares common stock will be converted into the right to receive BancGroup common stock.

         (5) No fractional shares will be issued in the Merger. In the event fractional shares result in the exchange, Bankshares shareholders entitled to fractional shares will be paid cash by BancGroup for their fractional shares.

         (6) The fair market value of the BancGroup common stock to be received by a Bankshares shareholder will be approximately equal to the fair market value of the Bankshares stock exchanged therefor.

         (7) The proposed merger will be effected for substantial non-tax business purposes.





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         (8)     Bankshares and the Bank are not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

         On the basis of the foregoing and our consideration of such other matters as we have considered necessary, we advise you that, in our opinion, for federal income tax purposes:

         (1) The Merger of Bankshares with and into BancGroup in accordance with the terms of the Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Bankshares and Bancgroup will each be a "party to a reorganization" under Section 368(b) of the Code.

         (2) No gain or loss will be recognized by Bankshares upon the transfer of its assets and liabilities to BancGroup. Sections 357(a) and 361(a) of the Code. No gain or loss will be recognized by BancGroup upon receipt of the assets and liabilities of Bankshares. Section 1032(a) of the Code.

         (3) The basis of the assets of Bankshares acquired by BancGroup will be the same as the basis of the assets in the hands of Bankshares immediately prior to the Merger. Section 362(b) of the Code.

         (4) The holding period of the assets of Bankshares in the hands of BancGroup will include the period during which such assets were held by Bankshares. Section 1223(2) of the Code.

         (5) A Bankshares shareholder who exchanges shares of Bankshares stock solely for shares of BancGroup common stock as described in the Agreement will not recognize gain or loss. Section 354 of the Code.

         (6) A Bankshares debenture holder whose debentures are assumed by BancGroup will not recognize gain or loss. Section 354 of the Code.

         (7) A dissenting Bankshares shareholder, who is not deemed to own any shares of BancGroup under the constructive ownership rules of Section 318 of the Code (see the discussion below of Section 318 of the Code), and who receives only cash in exchange for his shares of Bankshares stock, will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's basis in the shares of Bankshares stock surrendered. Section 1001 of the Code. Such gain or loss will be capital gain or loss if the Bankshares shares are capital assets in the hands of the shareholder.

         (8) The constructive ownership rules of Section 318 of the Code apply in determining whether the receipt of cash has "the effect of the distribution of a dividend" and

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whether a dissenting Bankshares shareholder who actually has received all cash is deemed to have received a combination of cash and BancGroup common stock. Under these rules, shares subject to options and shares owned (or, in some cases, constructively owned) by members of the shareholder's family, and by related entities (such as corporations, partnerships, trusts, and estates) in which the shareholder, a member of his family, or a related entity has an interest, may be counted as owned by the shareholder. Similarly, an entity may be treated as owning shares owned by related persons or entities (such as shareholders, partners, or beneficiaries).

         (9) The tax basis of the BancGroup common stock received by a Bankshares shareholder will be the same as the adjusted tax basis of the shares of Bankshares stock exchanged, decreased by the amount of cash received and increased by the amount treated as a dividend and the amount of gain recognized on the exchange. Section 358(a)(1) of the Code.

         (10) The holding period of the BancGroup common stock received by a Bankshares shareholder will include the holding period of the shares of Bankshares stock exchanged therefor if such shares were capital assets in the hands of the exchanging shareholder. Section 1223(1) of the Code.

         (11) Cash received in lieu of a fractional share interest in BancGroup common stock will be treated as received in payment for such interest. Rev. Rul. 66-365, 1996 - 2 C.B. 116. The shareholder will recognize gain or loss equal to the difference between the cash received and the basis of such fractional share interest.

         This opinion is being rendered solely to the parties to whom it is addressed. This opinion may not be relied upon nor distributed to any other person without the written consent of our Firm. We hereby consent to the reference to our Firm in, and to the filing of this opinion as an exhibit to, the joint proxy statement-prospectus.

                               Very truly yours,



                               /s/ MILLER, HAMILTON, SNIDER & ODOM, L.L.C.





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